UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNION DRILLING, INC.

(Name of Subject Company)

FASTBALL ACQUISITION INC.

(Name of Filing Person (Offeror))

a wholly-owned direct subsidiary of

SIDEWINDER DRILLING INC.

(Name of Filing Person (Parent of Offeror))

AVISTA CAPITAL PARTNERS III, L.P.

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

90653P105

(CUSIP Number of Class of Securities)

Jon C. Cole Fastball Acquisition Inc. Sidewinder Drilling Inc. 952 Echo Lane, Suite 460 Houston, Texas 77024 Telephone: (832) 320-7600	Jeffrey P. Gunst Avista Capital Partners III, L.P. Avista Capital Partners (Offshore) III, L.P. 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 328-1099

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Keith R. Fullenweider

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Fastball Acquisition Inc. (“Purchaser”), a wholly-owned direct subsidiary of Sidewinder Drilling Inc. (“Parent”), for all of the outstanding common stock, par value $0.01 per share, of Union Drilling, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 24, 2012, among the Company, Parent and Purchaser. Parent and Purchaser are controlled by Avista Capital Partners III, L.P., a Delaware limited partnership and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (together, “Avista”).

Additional Information

The tender offer described in this communication has not yet commenced. This communication and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell any shares of the Company or any other securities. At the time the tender offer is commenced, Purchaser, Parent and Avista intend to file a tender offer statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. Investors and the Company’s stockholders are urged to read the tender offer statement and related materials (including an offer to purchase and letter of transmittal) and the related solicitation/recommendation statement, as they may be amended and/or supplemented from time to time, when they become available because they will contain important information that should be read prior to making a decision to tender shares. Stockholders of the Company will be able to obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of the tender offer documents (when they become available) from the information agent named in the offer to purchase or from Parent.

Forward-Looking Statements

This document and the exhibits hereto contain forward looking statements within the meaning of the federal securities laws and are subject to risks, uncertainties and assumptions. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and quarterly and current reports on Form 10-Q and 8-K, and, when made, the tender offer statement on Schedule TO and related documentation and the Company’s Schedule 14D-9 to be filed in connection with the tender offer, including general economic and business conditions and industry trends, the continued strength or weakness of the contract land drilling industry in the geographic areas in which the Company operates, decisions about onshore exploration and development projects to be made by oil and gas companies, the highly competitive nature of the Company’s business, the Company’s future financial performance, including availability, terms and deployment of capital, the continued availability of qualified personnel, and changes in, or the Company’s failure or inability to comply with, government regulations, including those relating to workplace safety and the environment. Parent, Purchaser and the Company undertake no obligation to update the information provided herein.

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by Union Drilling, Inc. and Sidewinder Drilling Inc. on September 25, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012)

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